FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft Customers
Speak For Themselves.

“Imperial Sugar Company chose PeopleSoft ERP software solutions in 1998 because it was a winner and PeopleSoft remains a winner today.”
 –George Muller, VP and CIO, Imperial Sugar Company

“Enterprise software is NOT a commodity. Customer service and support are absolutely critical and it is for this reason that Entergy has chosen PeopleSoft products and service for a range of key business activities.”
 –Jill Isreal, VP Financial Processes, Entergy Corporation

“We completed a thorough evaluation and chose PeopleSoft Financials and Supply Chain over Oracle to complement our PeopleSoft Human Resources suite. We’re very pleased PeopleSoft’s Board rejected Oracle’s offer.”
 –Kwong Nuey, CIO, National Grid USA

“It’s clear Oracle’s failed attempt was intended to eliminate its top competition. This is clearly not in the best interest of customers.”
–Peg Nicholson, Senior Vice President and CIO, Acushnet Company

“One of the primary reasons we chose PeopleSoft over Oracle was because of PeopleSoft’s professionalism, integrity, and customer satisfaction focus. After an 8-year relationship, we’d still make the same choice.”
 –Jim Bolte, VP Information Services, Toyota Motor Manufacturing North America

“Nextel is committed to PeopleSoft, and we’re moving forward with our implementation of PeopleSoft 8 because we believe PeopleSoft exemplifies integrity, innovation and dedication to their customers.”
–Catherine Szpindor, VP IT Enterprise Services, Nextel Communications, Inc.

“We considered Oracle once, rejected them in favor of PeopleSoft, and their most recent behavior simply confirms that we wouldn’t give them a second look.”
–Ray Ouellette, President and CEO, IMI BEVCORe Solutions Inc.

“Oracle should take a lesson from this failed attempt. PeopleSoft gets it – they deliver products and services that return a solid ROI and in customer partnerships that work.”
 – Lori Faris, SVP Global Corporate Services, Carreker Corporation

“I have experienced PeopleSoft’s focus on adding value and supporting its customers. I believe that Oracle’s recent announcements related to PeopleSoft demonstrate the opposite regard for ERP customers.”
 –Barbara Koucouthakis, VP and CIO, Transocean Offshore Deepwater Drilling Inc.

“The size of the investment that any customer must make to implement an ERP is huge both in terms of dollars, human capital and time. The PeopleSoft applications support our core business processes. The fact that Oracle announced a plan that would have discontinued new PeopleSoft code line development demonstrates their blatant disregard for customer’s best interests.”
 –Brad Ridley, Director of Administrative Systems, University of Massachusetts

Over the past several days our customers have made it clear. They count on PeopleSoft to lead. For more than 15 years, PeopleSoft has brought customers innovative products and services, from the first global payroll system to Pure Internet ArchitectureTM to the first solution for services procurement. This leadership heritage will only grow stronger with the combination of PeopleSoft and J.D. Edwards as we continue to bring new and innovative solutions to 11,000 customers around the world. To learn more visit www.peoplesoft.com.

PeopleSoft intends to file a Schedule TO and a registration statement on Form S-4 with the SEC with respect to the proposed acquisition of J.D. Edwards. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 for PeopleSoft’s recommendation regarding Oracle’s June 9th tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

© 2003 PeopleSoft, Inc. PeopleSoft is a registered trademark of PeopleSoft, Inc.